FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

203.810.1000 / 203.810.1001 Fax

April 10, 2008

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.
Form 10-K for the Fiscal Year Ended August 31, 2007
Definitive Proxy Statement on Schedule 14A
File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated March 31, 2008. For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has set forth below the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

1.	We note your response to prior comment number 3. Please provide a more detailed competitive harm analysis justifying the omission of disclosure relating to annualized subscription growth value and EPS that are tied to your named executive officers’ performance-based option award program. Although you have provided us with some additional information to consider, the information contained in the third paragraph of your response to our prior comment comprises largely unsupported general conclusions about the nature of the competitive harm that could ensue through disclosure. So that we may better understand your position, please provide a more descriptive response that analyzes the nexus between disclosure of the performance objectives and how competitors could use the information to obtain the stated competitive advantage. For example, describe how disclosure of the performance metrics would allow competitors to decipher your growth goals for the two-year period covered by the performance-based option grant. Also, explain how your competitors could use disclosure of the ASV targets to “focus significant incremental effort to reduce the probability of the Company reaching its ASV goals.” If illustrative examples would assist in conveying these concepts, please consider utilizing them.

Response:

I.	Competitive Harm

We refer to our prior response to comment number 3 and supplement it with the following. Terms used and not defined in this letter shall have the meanings assigned to them in our January 15, 2008 and March 24, 2008 letters.

In the beginning of fiscal 2006 and 2007, FactSet management provided the Compensation Committee with performance targets that correlate to “Below”, “Expected”, “Excellent” and “Superlative” results for annualized subscription value growth (a forward looking indicator of revenue). The Company’s EPS targets are also implied in that the Company is managed each year with the goal of EPS growth being equal to or greater than revenue growth. Please recall that the performance targets are forward-looking two-year projected rates, and not historically based.

As discussed in earlier responses, the standard for determining whether commercial or financial information is “confidential” is whether the information is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained”. National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). Our prior responses noted that disclosure of the performance-related factors including the levels of annualized subscription values (“ASV”, a forward looking indicator of revenue) and EPS figures associated with each performance level of our performance-based option awards would result in competitive harm to the Company.

More specifically, we have argued that revealing the target EPS and ASV metrics for performance-based option grants would result in the disclosure to competitors of more information regarding the Company’s sales goals than is desirable in a competitive environment. We believe that, just as FactSet studies the publicly available information about its competitors, so our competitors study the publicly available information about FactSet. Our competitors would study not only the information disclosed directly by researching our public filings, but would also rely on the guidance of analysts using that data as well, which we will discuss below. With those two tools, our competition would have a better view of FactSet’s sales plans and performance for the ensuing two years. We view three ways in which this harm can occur that are unique to FactSet and our competitive position within our industry.

First, FactSet has been growing at a much faster rate than its competitors, nearly twice as fast on an annualized basis. The disclosure of ASV growth targets would signal to our competitors that the Company is poised for more accelerated growth than they may expect. It would be to FactSet’s distinct competitive disadvantage to attract additional attention to our growth rate in an industry with ever-increasing consolidation dominated by large firms such as Thomson, Reuters and Bloomberg. The additional attention would focus our competitors efforts on FactSet as opposed to each other or smaller players in the field. With the Thomson-Reuters merger nearly completed, those two firms will be well-positioned to compete against much smaller firms such as FactSet. Those larger firms are also in a much better position than FactSet to gather additional resources easily to combat FactSet’s anticipated growth, a strategy that would result in substantial harm to FactSet’s competitive position. FactSet cannot afford such competitive harm in an industry dominated by such large competitors.

Second, if a competitor knew, for example, that the “Expected” ASV target level for performance-based options were much higher than current ASV levels, it would conclude that FactSet would need to increase its sales staff and associated engineering resources. In response, such a competitor might attempt to hire away FactSet sales staff (or other key employees) in order to thwart that growth. FactSet has already suffered from sales staff attrition, particularly in Europe, where sales resources have been hired by our competitors. That attrition has forced FactSet to augment staff in Europe. Disclosure of sales targets would only compound this effect to FactSet’s competitive detriment. Moreover, since FactSet does not compensate sales staff on a commission basis, unlike most of our competitors, the value of options is quite significant to our sales staff. Our sales representatives would be even more susceptible to solicitation and hiring by a competitor if the competitor knew whether a large or small portion of such sales person’s options were likely to vest based on the disclosed performance targets. A quick reference to FactSet’s Proxy would tell the competitor whether sales staff were generally pleased or not with their current likely compensation. This ability to gauge satisfaction with compensation would result in a substantial competitive harm for FactSet.

Third, coupled with industry chatter, a much higher than expected “Expected” ASV target level for performance-based options would signal to competitors that FactSet plans to release a new product or undertake another method of significantly increasing sales, typically to our competition’s disadvantage by taking market share from them. In FactSet’s industry, because software products of the type we license usually have an extended lead time to market, rumors are rife about the next new product. New ASV and EPS target information related to performance-based stock options in conjunction with the circulating rumors would be likely to confirm such rumors based on aggressive sales targets and would substantially disadvantage FactSet prior to the release of a new product. A competitor would step up its own sales efforts of a particular competitive product or attempt to lock in clients for a longer term, in an effort to shut out FactSet’s new product. This tactic would have a significant impact on the competitive position of the Company, since we allow clients to contract for our services generally on a month-to-month basis, whereas our competitors (including Bloomberg, Reuters and Thomson) typically contract in two-year terms with their clients, many of whom are our mutual clients. We have found in the past that our sales efforts have been sabotaged by just this tactic and would not want to see this practice further assisted by our Proxy disclosures. FactSet would suffer a significant competitive harm in releasing metrics that would make it easier for a competitor to shut out a new product projected to increase FactSet’s ASV and EPS.

II.	Availability of Information

We believe that the ASV and EPS information at issue would be very carefully scrutinized by our competitors at a variety of operational levels, making the likelihood of harm even greater. Like many investors, our competitors review not only the publicly filed information about us, but also analysts’ reports. These analysts’ reports are easily accessible at just about all operational layers of the organization, from sales to engineering, since our competitors are financial data aggregators also. Companies in other fields might not have such ready access to this type of detailed data at all levels of the organization as employees in this industry do. For example, the corporate development or finance departments of a typical software company might have access to such information, but would not likely pay for such information to be available to all its sales and engineering staff.

To understand the type of analyst information available, it is useful to review some of the research reports created by analysts that cover FactSet. We note, for example, that a recent report provided by William Blair & Company dated March 18, 2008, the date of FactSet’s FY 2008 second quarter earnings release and investor conference call, highlighted in the very beginning of the report the two main factors included in the FactSet’s formula for determining which level of the performance based options has been achieved: EPS and growth based on ASV. The report reads in pertinent part:

•

Including $2.4 million, or $0.03 per share, of incremental stock option expense associated with higher expected vesting of performance-based employee stock options, fiscal second-quarter EPS of $0.59 increased 19% from a year ago, in line with our estimate and a penny below the Street consensus…

•	Subscription fundamentals were extremely strong and suggestive of continued business momentum through the midpoint of the fiscal year. Annual subscription value (ASV) of $575.1 million increased 24.3% from a year ago, well above our $559.0 million estimate. Even excluding $3.2 million in ASV from the DealMaven acquisition, ASV increased 23.6% and extended a six-quarter acceleration trend. [Emphasis added.]

The focus of this research report demonstrates the significance of FactSet’s EPS and ASV figures to analysts and to the buy-side brokers who consult this research. This emphasis is transmitted to the readers, in this case, our concern is the competition. The William Blair report is not an isolated example. Other current and past reports communicate similar information. In another example, the very first three sentences of the research report published by JPMorgan, also on March 18, 2008, read as follows:

Neutral-rated FactSet is successfully navigating the troubled financial industry climate thus far thanks to a continued robust business with the core buy-side clientele. Non-GAAP EPS rose 19% to $0.62 in F2Q08. While ASV growth on the sell-side is soft due to lower investment bank spending budgets, FactSet is taking user share, though at lower price points, from an increasingly compelling sell-side offering. [Emphasis added.]

Given the intense focus on EPS and ASV figures by research analysts following FactSet’s stock, we believe others tracking FactSet’s performance, namely our competitors, are just as interested and read and analyze just as carefully. These analysts’ research reports form the backbone of the markets’ and consequently also, our competitors’ views of the Company.

III.	Historical Disclosure Required

Finally, we believe that disclosure in the Proxy of such target metrics is not necessary as the Company must disclose the targets during the pendency of the performance period (i.e., prior to the achievement of the targets at the end of the two-year measurement period) once those levels have been achieved due to the accounting requirements associated with the performance-based options. Such disclosure addresses the need for the investing public to have proper disclosure. For example, our Quarterly Report on Form 10-Q filed on April 9, 2008, states the following, fully disclosing the targets for the performance-based stock options:

Included in the second quarter of fiscal 2008 was a pre-tax charge of $2.4 million related to an increase in the estimate of the number of performance-based stock options that will vest in August 2008. During the second quarter of fiscal 2008, the Company estimated that it was probable it would achieve organic annualized subscription value (“ASV”) and diluted earnings per share growth of at least 20% on a compounded annual basis for the two years ended August 31, 2008. This revised estimate reflects a performance level of “excellent” and increased the number of options that is estimated to vest at the end of fiscal 2008. Refer to footnote 10 for further information regarding performance-based stock options. [Emphasis added.]

The disclosure of this information achieves the necessary result of providing information to investors as the Company is indeed impacted by its performance and the likely vesting of the performance-based stock options. Disclosure at this time does not have the same adverse competitive impact since the results have already been attained and cannot at this stage be subverted by competitive efforts.

For the reasons stated above, we submit that requiring disclosure of target levels for performance-based stock option vesting prior to the achievement of those targets would result in substantial harm to FactSet’s competitive position due to the ease of access and reliance on these metrics by our competitors and the combative actions they can take easily in response.

*            *            *            *             *

The Company’s view is that the additional disclosure and analyses offered in this response letter do not constitute material changes to the Definitive Proxy Statement on Schedule 14A. The Company is willing to make additional and corrected disclosures, appropriately modified, in prospective Proxy filings. However, the Company believes that the additional disclosure is not material in the mix of information provided to warrant the amendment of any historical filings. The Company also notes that the Annual Shareholders’ Meeting for 2007 occurred on December 18, 2007.

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1578; pwalsh@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ PETER G. WALSH
Peter G. Walsh
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jason Niethamer, United States Securities and Exchange Commission
Katherine Wray, United States Securities and Exchange Commission
Maurizio Nicolelli, Comptroller, FactSet Research Systems Inc.

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